WALLBOX N.V.

CONVOCATION NOTICE OF THE 2026 ANNUAL GENERAL MEETING

This is the convocation notice for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on 22 May 2026 at 12:30 pm CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

AGENDA

The agenda items of the AGM shall be as follows. Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.

(1)
Opening

(2)
Discussion of the annual report for the financial year 2025 (discussion item)

(3)
Adoption of the annual accounts for the financial year 2025 (voting item)

(4)
Explanation of policy on reserves and dividends (discussion item)

(5)
Discharge from liability of the directors for the performance of their duties during the financial year 2025 (voting item)

(6)
Reappointment and appointment of the following 6 directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027 (voting items):

(a)
Reappointment of Enric Asunción Escorsa as executive director
(b)
Reappointment of Francisco J. Riberas Mera as non-executive director
(c)
Reappointment of Jordi Lainz Gavalda as non-executive director
(d)
Reappointment of Juan González del Castillo Burgos non-executive director
(e)
Appointment of Pedro Alonso Agüera as non-executive director
(f)
Appointment of Marc Sabé Richer as non-executive director

(7)
Authorization of the Board to acquire shares in its own capital (voting item)

(8)
Reappointment of EY Accountants as external auditor for the financial year 2026 (voting item)

(9)
Discussion on the equity position of the Company (discussion item)

(10)
Combined proposal to approve the granting of pledges over the shares in Wall Box Chargers, S.L.U., Wallbox USA Inc. and ABL GmbH and the granting of warrants or equivalent convertible instruments in Wall Box Chargers, S.L.U., in each case in connection with the Restructuring, to the extent required under applicable law (voting item)

(11)
Any other business

(12)
Closing

No business shall be voted on at the AGM, except such items as included as voting items in the abovementioned agenda.

Meeting materials

Copies of the annual report for the financial year 2025, the annual accounts for the financial year 2025

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

and the explanatory notes to the agenda (as well as any other meeting materials, including copies of the proposed amendments to the articles of association of the Company, including the verbatim text thereof) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

The record date for all shareholders for the AGM is April 24, 2026 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 5:59 am CEST on May 20, 2026 (11:59 pm ET on May 19, 2026).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

If you are a Registered Holder you will receive by mail an internet notice and you may vote:

•
by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice; and

•
by Mail—You can download the proxy card from the Company’s website at https://investors.wallbox.com/shareholder-meetings and vote by mail by signing, dating and mailing the 2026 voting proxy card and return it in the postage-paid envelope which was provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 5:59 am CEST on May 20, 2026 (11:59 pm ET on May 19, 2026). Proxies by mail must be received no later than 5:59 am CEST, on May 20, 2026 (11:59 pm ET on May 19, 2026).

To vote via the internet, you will need the 16-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

If you received an internet notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the internet notice. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your 2026 voting proxy card or vote online, you may still decide to attend the AGM in person.

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received no later than 5:59 am CEST, on May 20, 2026 (11:59 pm ET on May 19, 2026) by Broadridge.

Registration and admission

Registration will take place at the registration desk at the venue between 11:30 am CEST and the commencement of the AGM at 12:30 pm CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters

In case you have any questions with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

23 April 2026

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

WALLBOX N.V.

EXPLANATORY NOTES TO THE AGENDA OF THE 2026 ANNUAL GENERAL MEETING

These are the explanatory notes to the agenda for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on 22 May 2026 at 12:30 pm CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

(1)
Discussion of the annual report for the financial year 2025 (discussion item)

This agenda item comprises a discussion of the Company’s annual report over the financial year 2025. The Company’s annual report over the financial year 2025 has been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

(2)
Adoption of the annual accounts for the financial year 2025 (voting item)

The Company’s annual accounts over the financial year 2025 have been drawn up and signed by all directors of the Company. The Company’s annual accounts over the financial year 2025 have been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

It is proposed to adopt these annual accounts.

(3)
Explanation of policy on reserves and dividends (discussion item)

This agenda item comprises an explanation of the Company’s policy on reserves and dividends, which is as follows. For the foreseeable future, the Company intends to retain all available funds and any future earnings to fund the development and expansion of the business. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition.

Under Dutch law, the Company may only pay dividends to the extent the Company’s equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the general meeting of the Company of the annual accounts from which it appears that such distribution is permitted.

Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board of Directors of the Company (Board). The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the general meeting of the Company. The Board may resolve to make interim distributions on the Company shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the general meeting of the Company. However, the Company does not anticipate paying any dividends on the Company shares for the foreseeable future.

(4)
Discharge from liability of the directors for the performance of their duties during the financial year 2025 (voting item)

It is proposed that the directors of the Company be discharged from liability for the performance of their duties during the financial year 2025, insofar as the performance of such duties is disclosed in the Company’s annual report or annual accounts over the financial year 2025 or has otherwise been publicly disclosed prior to the adoption of the Company’s annual accounts over the financial year 2025.

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

(5)
Reappointment and appointment of the following six directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027 (voting items)

Pursuant to the Company’s articles of association, directors of the Company are appointed by the general meeting of the Company at the nomination of the Board. A director of the Company shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual general meeting held in the year after his or her appointment. A director of the Company may be reappointed with due observance of the preceding sentence.

(g)
Reappointment of Enric Asunción Escorsa as executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Enric Asunción Escorsa as executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027.

Enric Asunción Escorsa has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Enric Asunción Escorsa is the appropriate candidate for this position.

Mr. Asunción, 41 years old, is the Chief Executive Officer and executive director of the Board. Mr. Asunción is a Wallbox co-founder and has served as Wallbox’s Chief Executive Officer and as a member of the Wallbox board since 2015. Previously, Mr. Asunción served as Program Manager of Charging Installations at Tesla, Inc., an American electric vehicle and clean energy company, from June 2014 to June 2015. Prior to Tesla, Inc., Mr. Asunción worked as an engineer at Applus+ IDIADA, an engineering company providing design, testing, engineering and homologation services to the automotive industry, from July 2011 to June 2014. Mr. Asunción holds an Engineering degree from Universitat Politecnica de Catalunya (DNF). The Board believes that Mr. Asunción is well qualified to serve on the Board due to the perspective and experience he brings as Wallbox’s Chief Executive Officer and co-founder and his extensive experience in the automotive industry.

(h)
Reappointment of Francisco J. Riberas Mera as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Francisco J. Riberas Mera as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year of 2027.

Francisco J. Riberas Mera has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Francisco J. Riberas Mera is the appropriate candidate for this position.

Mr. Riberas, 61 years old, has been on the board of directors of Gestamp, a Spanish multinational group specialized in the design, development and manufacture of metal automotive components, since its incorporation in 1997. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1997, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, including Telefonica and CIE Automotive. In addition, he is chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China, among others. The Board believes that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automotive industry.

(i)
Reappointment of Jordi Lainz Gavalda as non-executive director

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Jordi Lainz Gavalda as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027.

Mr. Lainz has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Mr. Lainz is the appropriate candidate for this position.

Mr. Lainz, 57 years old, has served as CFO of the Company from March 2019 until May 2024. Prior to joining Wallbox, Mr. Jordi Lainz Gavalda served as Corporate Director and CFO of Eurofred Group, distributor of air conditioning and industrial heating systems, from June 2011 to February 2019. Prior to Eurofred Group, Mr. Jordi Lainz Gavalda served as a director and member of the audit committee of Ficosa International, S.A., au automotive global supplier, from May 1998 to May 2011. Mr. Jordi Lainz Gavalda, holds an Economics degree from University of Barcelona and is an auditor in Spain ( Censor Jurado de Cuentas). The Board believes that Mr. Jordi Lainz Gavalda is qualified to serve on the Board because of his extensive experience in the automotive sector and his familiarity with the Company and its business having served as the Company’s Chief Financial Officer.

(j)
Reappointment of Juan González del Castillo Burgos as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Juan González del Castillo Burgos as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027.

Mr. González del Castillo has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Mr. González del Castillo is the appropriate candidate for this position.

Mr. González del Castillo, 42 years old, is Partner, COO, and CFO at Seaya, a Spanish venture capital firm specialising in technology companies. He serves on the boards of several companies, including The Hotels Network, Savana, Cafler, and Aquí tu Reforma. Additionally, he actively oversees various portfolio companies such as Cabify, Glovo, Clarity, Flexcar, and Biome Makers. He is also a board member of the Seaya investment platform. Before joining Seaya, Ms. González del Castillo worked at KPMG from 2008 to 2018, where he focused on audit and deal advisory. He holds a degree in Finance and a Master's in Auditing, and he is a registered member of the Official Register of Account Auditors in Spain. The Board believes that Mr. González del Castillo is qualified to serve on the Board because of his extensive financial experience.

(k)
Appointment of Pedro Alonso Agüera as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Pedro Alonso Agüera as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027.

Mr. Alonso, 73 years old, is an industrial entrepreneur with extensive experience in the automotive and industrial components sectors. He is the founder of Grupo Infun, a group specialized in the manufacture of components for the automotive industry with operations across Europe and China. Under his leadership, the company achieved a prominent position in the sector until its sale in 2016 to Grupo GIS, a Mexican industrial group listed on the Mexican Stock Exchange, where he has served as a member of the Board of Directors since 2017. He holds a diploma in Business Administration and Management from ESADE Business School and has technical training in mechanical engineering. The Board believes that Mr. Pedro Alonso Agüera is qualified to serve on the Board because of his extensive experience in the automotive sector.

(l)
Appointment of Marc Sabé Richer as non-executive director

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Marc Sabé Richer as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027.

Mr. Sabé, 56 years old, co-manages Anangu Grup since its constitution in 2004. Anangu Grup is a Spanish company dedicated to investment, with a strong focus on taking stakes in technology-oriented companies and funds. It plays an active role in its investments through its participation in boards of directors and monitoring committees. He begins his professional career in financial advisory, working for a family-owned company dedicated to the administration and management of investment funds. He holds a degree in Business Administration and Management. The Board believes that Mr. Marc Sabé Richer is qualified to serve on the Board because of his extensive experience in corporate governance.

(6)
Authorization of the board to acquire shares in its own capital (voting item)

On 30 June 2025, the general meeting of the Company resolved to authorize the Board, for a period ending 18 months following 30 June 2025, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued capital (determined as at 30 June 2025).

It is now proposed to renew the authorization, and hence to authorize the Board, for a period ending 18 months following the date of the AGM, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued capital (determined as at the date of the AGM).

In case the AGM does not approve the proposed renewed authorization, the authorization granted by the general meeting of the Company on 30 June 2025 will remain in force.

(7)
Reappointment of EY Accountants BV as external auditor for the financial year 2026 (voting item)

It is proposed to reappoint and instruct EY Accountants BV as external auditor for the audit of the annual accounts of the Company for the financial year 2026. This proposal is based on the positive outcome of an evaluation and selection procedure performed by the Company.

(8)
Discussion on the equity position of the Company (discussion item)

This agenda item comprises a discussion on the equity position of the Company. When preparing the Company’s Form 20-F for the financial year 2025, which was published on 9 April 2026, the Board determined it was likely that the Company’s total equity had decreased to an amount equal to or less than one half of the paid-up and called-up portion of the Company's capital, as referred to in Section 2:108a of the Dutch Civil Code. On 20 April 2026, the Board approved the Dutch annual accounts for the financial year 2025, which confirm that, as of 31 December 2025, the Company had total negative equity of approximately €31.7 million, reflecting the Company's recurring losses from operations and the financial pressures it has faced. This being the case, the AGM is required to discuss the equity position of the Company and any appropriate measures to be taken in accordance with Section 2:108a of the Dutch Civil Code.

The Board considers that the restructuring of the Company's financial indebtedness, in respect of which further details were announced by the Company in press releases on 1 April

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

and 8 April 2026 and made available on the Company's website (Restructuring), will prove instrumental in addressing the situation. The Restructuring is intended to establish a sustainable long-term capital structure, align future debt service with the Company's expected cash generation, and facilitate the incorporation of new sources of financing and equity capital necessary to ensure the Group's long-term financial viability.

The Restructuring is expected to be implemented through a court-sanctioned restructuring plan in accordance with Articles 614 et seq. of the recast text of the Spanish Insolvency Law approved by Royal Legislative Decree 1/2020 of May 5. The restructuring plan was signed on 8 April 2026 and has been filed with the competent Spanish court for sanctioning on 10 April 2026. Upon sanctioning by the court and satisfaction of customary conditions precedent, the terms of the restructuring plan will become binding on all affected financial and non-financial creditors.

Part of the Restructuring, and a key measure proposed by the Board to address the Company's equity position, is a capital increase by way of a private placement of newly issued Class A shares, with a nominal value of €2.40 each, in the capital of the Company to (i) certain reference shareholders, including an investment vehicle of the Company’s CEO, for an aggregate commitment of at least €5,650,000, and (ii) Generalitat de Catalunya through Instruments Financers per a Empreses Innovadores, S.L. Unipersonal, for an aggregate commitment of at least €5,000,000, representing total commitments of at least €10,650,000. In advance of this capital increase, the reference shareholders have provided a bridge loan to the Company, which is expected to be repaid by set-off against their subscription obligations under the Capital Increase upon its settlement.

(9)
Combined proposal to approve the granting of pledges over the shares in Wall Box Chargers, S.L.U., Wallbox USA Inc. and ABL GmbH and the granting of warrants or equivalent convertible instruments in Wall Box Chargers, S.L.U., in each case in connection with the Restructuring, to the extent required under applicable law (voting item)

As part of the Restructuring, the Company and certain of its subsidiaries are required to grant security to the financial creditors over certain assets. The granting of such security is a condition to the financial creditors' participation in the Restructuring and is therefore integral to the implementation of the measures proposed by the Board to restore the Company's financial sustainability. The security to be granted will consist, amongst others, of the pledges and warrants or equivalent convertible instruments referred to below (in respect of which the approval of the AGM is sought as described herein), as well as security over core intellectual property, material commercial contracts, stock (in the case of Wallbox USA Inc.), and pledges over key bank accounts and intercompany loans. All such security will be shared on a pari passu basis among the financial creditors in accordance with the terms of the intercreditor agreement forming part of the Restructuring.

A combined proposal is made to the AGM to approve, to the extent required under applicable law, including Section 2:107a of the Dutch Civil Code and article 21.6 of the Company's articles of association:

(a) the granting of pledges over the shares held by the Company in the capital of Wall Box Chargers, S.L.U. and, indirectly, in Wallbox USA Inc. and ABL GmbH; and

(b) the granting, following the conversion of Wall Box Chargers, S.L.U. into a Spanish public limited liability company (sociedad anónima) (in respect of which no approval of the AGM is being sought), of warrants or equivalent convertible instruments in Wall Box Chargers, S.L.U., each of which is intended to constitute an enforcement mechanism in favour of the financial creditors and may be exercised by them upon the occurrence of an acceleration under the restructured financing agreements (in each case in accordance with, and subject to, the decision‑making and majority rules set out in the intercreditor agreement).

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3

Each of (a) and (b) above are submitted to the AGM as a single combined proposal and shall be subject to one vote only.

The Board considers that the granting of such pledges and warrants or equivalent convertible instruments may constitute an important change in the identity or character of the Company or its enterprise within the meaning of Section 2:107a of the Dutch Civil Code and article 21.6 of the Company's articles of association.

The Board considers the Restructuring, including the granting of the security package described in this agenda item, to be in the best interests of the Company and its stakeholders, including shareholders, the business of the Company's group, creditors, employees and other stakeholders. Accordingly, the Board recommends that the shareholders vote in favour of the resolution proposed under this agenda item.

***

#56550050 convocation notice Wallbox N.V.

EU-DOCS\53808263.3